1275 Pennsylvania Ave., NW Washington, DC 20004-2415 tel 202.383.0100 fax 202.637.3593 www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE:202.383.0218
Internet: cynthia.krus@sablaw.com

February 11, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Capital Corporation (File No. 814-00138) – Preliminary Proxy Statement

Dear Sir/Madam:

     On behalf of Allied Capital Corporation (the “Company”), we transmitted for filing under Rule 14a-6(a) of the Securities Exchange Act of 1934 the Company’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”) on February 8, 2008.

     If you have any questions or comments regarding the Proxy Statement, please do not hesitate to call the undersigned at the above number or Lisa Morgan at (202)383-0523.

Sincerely,

/s/ Cynthia M. Krus

Cynthia M. Krus